Exhibit 99.6

RP® FINANCIAL, LC.
Advisory | Planning | Valuation

March 11, 2019

Board of Directors
Pioneer Bancorp, MHC
Pioneer Bancorp, Inc.
Board of Trustees
Pioneer Savings Bank
652 Albany-Shaker Road

Albany, New York 12211

Re:	Plan of Reorganization and Minority Stock Issuance
Pioneer Bancorp, MHC
Pioneer Bancorp, Inc.
Pioneer Savings Bank

Members of the Boards of Trustees and Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the plan of reorganization and minority stock Issuance (the “Plan”) adopted by the Board of Trustees of Pioneer Savings Bank (the “Bank”). Pursuant to the Plan, when the stock offering is completed purchasers in the stock offering will own 43.0% of the outstanding shares of common stock of Pioneer Bancorp, Inc. (the “Company”), Pioneer Bancorp, MHC (the “MHC”) will own 55.0% of the Company’s outstanding shares of common stock and a newly established charitable foundation will own 2.0% of the Company’s outstanding shares of common stock.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Bank representing the amount of the Bank’s total equity as of the date of the latest statement of financial condition used in the prospectus. The Bank shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in the Bank. The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of liquidation of the Bank.

In the unlikely event that the Bank were to liquidate after the issuance of stock, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2017 and depositors as of March 31, 2019, of the liquidation account maintained by the Bank.

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of the Bank, we are of the belief that: the Bank’s liquidation account does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,

RP® Financial, LC.

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